Exhibit 12 (a)

General Electric Capital Services, Inc.

and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31
	2004		2003		2002		2001		2000
(Dollars In millions)	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As reported

Net earnings	$8,161	$8,387	$7,415	$7,649	$3,611	$3,660	$5,417	$5,524	$5,192
Provisions for income taxes	1,540	1,688	1,458	1,611	(79)	(47)	1,380	1,348	1,912
Minority interest	390	390	129	129	143	143	163	163	214
Earnings before income
taxes and minority interest	10,091	10,465	9,002	9,389	3,675	3,756	6,960	7,035	7,318

Fixed Charges:
Interest	11,474	11,603	10,367	10,434	10,078	10,013	10,836	10,874	11,415
One-third of rentals	332	332	298	298	326	326	335	335	392
Total fixed charges	11,806	11,935	10,665	10,732	10,404	10,339	11,171	11,209	11,807
Less interest capitalized,
net of amortization	(37)	(37)	(23)	(23)	(38)	(38)	(88)	(88)	(121)

Earnings before income
taxes and minority interest
plus fixed charges	$21,860	$22,363	$19,644	$20,098	$14,041	$14,057	$18,043	$18,156	$19,004

Ratio of earnings to fixed
charges	1.85	1.87	1.84	1.87	1.35	1.36	1.62	1.62	1.61